UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

(20 September 2023)

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Stonemason’s Way, Rathfarnham,

Dublin 16, D16 KH51, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273244) OF CRH PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains the following:

Exhibit No.

5.1	Opinion of Arthur Cox LLP, Irish legal advisors to CRH plc as to the validity of the securities

23.1	Consent of Arthur Cox LLP, Irish legal advisors to CRH plc (included in Exhibit 5.1 above)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)
Date: 20 September 2023
	By:	/s/ Neil Colgan
N. Colgan Company Secretary